J.CREW GROUP, INC.

770 Broadway

New York, New York 10003

January 25, 2013

BY FAX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia Jenkins

Re:	Comment Letter Dated January 18, 2013
J.Crew Group, Inc. Form 10-K for the Fiscal Year Ended January 28, 2012 Filed March 19, 2012 File No. 001-32927

Dear Ms. Jenkins:

J.Crew Group, Inc. (the “Company”) is submitting this letter in response to comments contained in your letter dated January 18, 2013 relating to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2012. We have, for your convenience, reproduced the Staff’s comment, followed by the Company’s response, below.

8. Long-term Debt and Credit Arrangements, page F-16

1.	We note the 8.125% Senior Notes were registered on the Form S-4 filed on June 22, 2011 and later granted effectiveness on July 18, 2011. We further note on March 14, 2012 you filed a Form 15 suspending your reporting obligation and then filed your Form 10-K for the fiscal year ended January 28, 2012 five days later. Considering the guarantee of these notes by your subsidiaries was in place at January 28, 2012 (the year of effectiveness), please tell us what consideration you gave to providing financial statements as required by Rule 3-10 of Regulation S-X in your Form 10-K for the year ended January 28, 2012 and in your Forms 10-Q for the quarter ended July 30, 2011 and October 29, 2011.

Response:

In preparing our consolidated financial statements for the year ended January 28, 2012 for inclusion in our Annual Report on Form 10-K, we considered Rule 3-10 of Regulation S-X and

Securities and Exchange Commission	- 2 -	January 25, 2013

specifically paragraph (f) of that rule. Each of our guarantor subsidiaries is 100% owned by J. Crew Group Inc., the issuer of the 8.125% Senior Notes and the parent company (“Group”), and the guarantees are full and unconditional and joint and several. We then looked to Note 1 to paragraph (f) to determine whether we were permitted to omit the condensed consolidating financial information that would otherwise be required under paragraph (f)(4). Group has no independent assets or operations, the guarantees of the subsidiaries are unconditional and joint and several, and the non-guarantor subsidiaries are minor. Therefore, condensed consolidating financial information was not required. We will clarify that we qualify for the relief in Note 1 to paragraph (f) in our upcoming annual report on Form 10-K.

There are no significant restrictions on the ability of Group or any guarantor to obtain funds from its subsidiaries by dividend or loan and thus the disclosure required by paragraph 3-10(i)(9) of Regulation S-X was not applicable. As such, the disclosure required by paragraph 4-08(e)(3) of Regulation S-X also does not apply.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (212) 209-8461 or Keith F. Higgins of Ropes & Gray LLP at (617) 951-7386.

Sincerely,

/s/ Stuart C. Haselden

Stuart C. Haselden
Chief Financial Officer